Exhibit 99.1

Volaris Reports a 24% Increase in Passengers for September 2013 and Aided Victims During Adverse Weather Conditions

Mexico City, Mexico October 10, 2013 – Controladora Vuela Compañía de Aviación S.A.B. de C.V. (“Volaris”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline based in Mexico, today reported its preliminary traffic results for September 2013.

The total number of passengers in September 2013 reached 697 thousand passengers, a 23.9% increase compared to the same period in 2012. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 19.6% year-on-year in September 2013. Volaris registered a load factor of 81.0% in September 2013, a 1.7 percentage point increase year-on-year.

In September 2013, as a result of adverse weather conditions and airport closures in connection with Hurricane “Ingrid” and Tropical Storm “Manuel”, Volaris canceled 18 flights, delayed more than 145 flights, and more than 2,200 passengers were unable to fly as scheduled and were re-accommodated on later flights. The storms impacted 13 states in Mexico, resulting in a decline in bookings for the period. Volaris worked in coordination with the local authorities to assist people that were stranded in Acapulco due to the storms, transporting more than 1,600 customers on 11 humanitarian aid flights free of charge on the Acapulco - Mexico City route, which it does not operate regularly.

The following table summarizes Volaris’ traffic results for the month and year-to-date ended September 30, 2013 and 2012.

	September 2013	September 2012	Variation	Nine Months Ended September 2013	Nine Months Ended September 2012	Variation
RPMs (Millions)
Domestic	526	433	21.3%	5,041	4,177	20.7%
International	164	143	14.3%	1,633	1,487	9.8%
Total	689	576	19.6%	6,674	5,664	17.8%

ASMs (Millions)
Domestic	643	541	18.9%	6,063	4,993	21.4%
International	207	185	11.9%	1,891	1,771	6.8%
Total	851	727	17.1%	7,954	6,764	17.6%

Load Factor
Domestic	81.7%	80.1%	1.6 pp	83.1%	83.7%	-0.5 pp
International	78.9%	77.1%	1.7 pp	86.4%	84.0%	2.4 pp
Total	81.0%	79.3%	1.7 pp	83.9%	83.7%	0.2 pp

Passengers (Thousands)
Domestic	587	466	25.8%	5,522	4,455	24.0%
International	110	96	14.6%	1,098	1,001	9.7%
Total	697	563	23.9%	6,620	5,456	21.3%

Investor Relations contact:
Andrés Pliego  / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:
Jimena Llano  /  jimena.llano@volaris.com / +52 1 55 4577 0857
Mario Rosas  /  mrosas@gcya.net / +52 55 5246 0100 ext. 298

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year-on-year will be an indicator of a similar performance in the future.

About Volaris
Volaris (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, or ULCC, based in Mexico. Volaris utilizes its ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris’ unbundled pricing strategy allows it to provide low base fares and enables its passengers to select and pay for a range of optional products and services. Volaris’ mission is to offer its clients high quality customer service at an affordable price.

Since beginning operations in March 2006, Volaris has increased its routes from 5 to 88 and its fleet from 4 to 43 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 11 cities in the United States with the youngest aircraft fleet in Mexico. Among other recognitions, Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years. For more information, please visit: www.volaris.com